Filed by KKR & Co. L.P.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:  KKR Private Equity Investors, L.P.

Registration No.: 333-144335

This filing contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. The forward-looking statements are based on KPE’s and KKR’s beliefs, assumptions and expectations of their future performance, taking into account all information currently available to them. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to KPE and KKR or are within their control. If a change occurs, KPE’s and KKR’s business, financial condition, liquidity and results of operations may vary materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to vary from the forward-looking statements: general volatility of the capital markets; changes in KPE’s and KKR’s business strategy; availability, terms and deployment of capital; availability of qualified personnel and expense of recruiting and retaining such personnel; changes in the asset management industry, interest rates or the general economy; underperformance of KKR’s investments and decreased ability to raise funds; increased rates of default and/or decreased recovery rates on KPE’s investments; and the degree and nature of KPE’s and KKR’s competition. Neither KPE nor KKR undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made except as required by law. In addition, KKR’s and KPE’s business strategy is focused on the long-term and financial results are subject to significant volatility.  Historically year-to-year results have varied dramatically and have not be subject to reliable forecasting.  Additional factors that could cause performance, returns or results to differ materially from the forward-looking statements can be found in KKR’s Registration Statement on Form S-1 (file no. 333-144335) filed with the Securities and Exchange Commission.

This filing is being made in respect of the proposed transaction involving KKR and KPE. In connection with the proposed transaction, KKR will file with the SEC an amendment to its existing Registration Statement on Form S-1 (file no. 333-144335) and will be filing other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF KPE ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus contained in the registration statement will be mailed or otherwise disseminated to the holders of KPE’s common units. Holders of KPE’s common units will be able to obtain free copies of the final prospectus (when available) and other documents filed with the SEC by KKR through the web site maintained by the SEC at www.sec.gov. Free copies of the final prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to KKR, 9 W. 57th Street, Suite 4200, New York, New York 10019

Attention: Investor Relations.

Transaction Announcement Presentation July 2008

2 Summary of Transaction Consideration KPE unitholders will own 21% of combined company outstanding units at closing before giving effect to Contingent Value Interests (“CVIs”) KPE unitholders will receive CVIs, which can result in up to an additional $4.94 per unit of value, or 6% of combined company, being transferred to KPE unitholders from KKR principals Transaction expected generally to be tax-free for KPE unitholders in the United States Listing, Governance and Distribution Policy NYSE / Delaware Majority independent board Intend to distribute substantially all of the cash earnings of the asset management business Approvals and Closing Unanimous KPE independent board and majority KPE unitholder approval (excluding units whose vote is controlled by KKR and its affiliates) Fourth Quarter 2008 KKR Commitment KKR principals will not be selling equity KKR principals will be subject to 180-day lock-up and significant transfer and vesting restrictions (6 – 8 years)1 Transaction Acquisition by Kohlberg Kravis Roberts & Co. (“KKR”) of all the assets and liabilities of KKR Private Equity Investors (“KPE”) (1) Transfer and vesting restrictions subject to waiver by KKR founders

3 Strategic and Economic Opportunity KKR is at a unique inflection point in its growth trajectory • Positioned to benefit from investors shifting assets to leading global alternative asset managers • Leading global brand, 26.1% returns over a 32 year track record • Actively pursuing new lines of business to fully leverage platform and capitalize on environment KPE unitholders currently participate in only the Private Equity aspect of this story • KPE unitholders returns are net of fees and carry paid to KKR (~$55 million of annual management fees and $160 million of carry assuming normalized returns)1 • Trading dynamics of Euronext listing currently impacting returns Access New Businesses Diversify Revenue Sources Participate in New Growth Opportunities Increase Cash Flow and Liquidity • Fixed Income • Capital Markets • Infrastructure • Mezzanine • Management fees • Transaction fees • Monitoring fees • Carry • AUM growth • Capital appreciation • New businesses • Distribution of cash earnings from asset management business • NYSE listing The combination of KKR with KPE provides KPE unitholders an opportunity to participate in all the economics of KKR’s business KKR principals and KPE unitholders will share in the same income streams (1) See “Forward Looking and Illustrative Information,” page 11

4 x KPE Ownership Implied Premium to KPE Market Value Implied Premium3 82.8% 67.6% Implied Pro Forma Value per Unit2 $19.20 $17.60 KKR Run-Rate Economic Net Income1 $1,233 $1,233 Multiple 12.0x 11.0x KKR Implied Market Value $14,797 $13,564 ÷ KKR Ownership 79.0% 79.0% Implied Pro Forma Company Market Value $18,730 $17,169 Implied Pro Forma Multiple 10.2x 9.4x Pro Forma Economic Net Income1 $1,835 $1,835 Illustrative 17.5% Return on Invested Capital1 Implied KPE Purchase Price $3,933 $3,606 $ in millions, except per unit price 52.3% $16.00 $1,233 10.0x $12,331 79.0% $15,608 8.5x $1,835 $3,278 (1) See “Forward Looking and Illustrative Information,” page 11 (2) Assumes 79% KKR / 21% KPE ownership and 204.9mm KPE units outstanding (3) Based on a KPE unit price of $10.50 as of 25-Jul-2008 Run-rate earnings assume 17.5% return, below historical returns of 26.1% Run-rate earnings do not include any benefit of incremental capital raised/invested or expansion into new businesses 21.0% 21.0% 21.0%

5 CVI Provides Valuation Protection $ in millions, except per unit price (1) Equals KPE NAV as of 30-Jun-2008 (2) Assumes no distributions (3) Based on $10.50 KPE unit price as of 25-Jul-2008 and three year term. IRRs are illustrative and see “Forward Looking and Illustrative Information,” page 11 Combined Value of KKR Unit + CVI KKR Unit Combined CVI and KKR Unit Floor Price Strike Price 21% ownership 27–21% ownership 27% ownership $20.57 $22.25 $16.00 Value per Unit @ Year Three $16.00 $20.00 $22.25 $24.00 Pro Forma Market Value $15,611 $19,514 $21,710 $23,417 Ownership % (Incl. CVI) 27.0% 23.4% 21.0% 21.0% Total Value per KPE Unit (Incl. CVI) $20.57 $22.25 $22.25 $24.00 IRR to KPE Unitholder 25.1% 28.4% 28.4% 31.7% 2 3 Provides up to 6% additional ownership to current unitholders if, after three years, value is below $22.251 • Funded by KKR principals through a direct transfer of ownership; cash or unit settled $17.31 $16,885 27.0% $22.25 28.4% CVI Payout $4.57 $2.25 $0.00 $0.00 $4.94

KKR Today

Overview

- Founded in 1976, KKR is one of the world's oldest and most successful alternative investment firms with $61bn of AUM
  - 98% of AUM is locked up for 10+ years
- Global firm with over 500 employees in 9 offices globally
- Three core businesses
  - Private Equity
  - Fixed Income
  - Capital Markets
- Focus is on providing value by investing in and improving business over the long term
  - Employment, R&D and capital expenditures at portfolio companies usually increase
- Significant opportunities to further leverage KKR's brand and expand into new businesses
  - Infrastructure
  - Mezzanine
  - Real Estate
  - Public Equity

Growing Business

AUM (2004 – 30-Jun-2008) ($ in billions)


Fixed Income
Private Equity
CAGR: 48.9%
$15.1
$14.4
$0.8
$23.4
$19.7
$3.7
$43.9
$38.7
$5.2
$53.2
$11.0
$42.2
$60.8
$13.1
$47.6
2004
2005
2006
2007
2Q2008

Long Term Capital Base => Recurring Revenues

Contractual Life of Invested Capital (30-Jun-2008)[1] ($ in millions)

	Private Equity	Fixed Income[2]	Total	Percentage
2 Years	-	$673	$673	1.1%
5 Years	-	290	290	0.5%
10 Years	1,223	10,000	11,223	18.5%
18 Years	42,035	-	42,035	69.1%
Permanent	4,384	2,180	6,564	10.8%
Total	**$47,642**	**$13,143**	**$60,785**	**100%**

Note: KPE NAV of $4.558bn as of 30-Jun-2008
(1) Time periods are measured from the time of a fund's inception
(2) $13.1bn of Fixed Income AUM excludes $3.0bn of committed capital raised after 30-Jun-2008

6

7 Diversified Alternative Asset Management Platform With Significant Scale KKR Fixed Income Assets Under Management2 ($13.1bn) KKR Principals 79% KPE Unitholders 21% + CVI Fees & Carry Fees & Carry Fees Capital Appreciation Private Equity Invested 3rd Party Capital1 ($24.3bn) Uninvested, Committed 3rd Party Capital1 ($16.0bn) New Businesses Capital Markets Principal Activities (KPE) Net Asset Value3 ($4.6bn) Fees & Carry 18 Year Funds 2 Year, 5 Year and Permanent Capital (1) As of 31-Mar-2008 (2) $13.1bn of Fixed Income AUM excludes $3.0bn of committed capital raised after 30-Jun-2008 (3) As of 30-Jun-2008 Permanent Capital

8 ($ in millions) Sep-07 $ 2,325 May-07 2,129 Dec-02 2,092 Oct-07 1,842 Jul-07 1,118 Nov-06 1,099 Jul-07 1,017 Jul-07 997 Sep-06 850 Jan-08 817 Total $ 14,286 Date of Investment Fair Value (as of 31-Mar-2008) Investment Portfolio of 46 World-Class Franchises $205bn of Revenue and 855,000 Employees Other Leading Companies Top 10 Holdings by Value

9 When modeling exit strategies, 91% of current portfolio assumed lower multiple at exit than entry Historically, approximately 15% of KKR’s value creation has come from multiple expansion, with EBITDA growth and deleveraging accounting for the remaining 85% Operational approach drives value in all economic cycles 100 day plan drives operational improvements shortly after investing Capstone consulting and senior advisors provide portfolio companies with unique operating expertise Long term investment allows focus on multiple stakeholder benefits 5-6% after-tax cost of funding No near term maturities at the vast majority of the portfolio companies Almost all companies have delevered since time of entry Moody’s study showed that PE competitors had up to 50% of deals downgraded versus one KKR-sponsored deal; KKR was the only firm to have more upgrades than downgrades Alliance Boots: Stefano Pessina Dollar General: Rick Dreilling (ex-CEO of Duane Reade) First Data: Michael Capellas (ex-CEO of Compaq & MCI) Nielsen: David Calhoun (ex-GE) Alliance Boots: pharmaceutical and cosmetic companies historically perform well in downturns Dollar General: consumers tend to trade down in difficult economic times EFH (TXU): largest producer of energy in Texas First Data: volume drives the business, not the purchase size Biomet: benefits from favorable demographic trends HCA: stable industry and helpful demographic trends Portfolio Company Outlook KKR’s portfolio companies are well-positioned to weather market cycles Defensive Outlook World Class Management Attractive Capital Structures Operational Focus No Reliance On Multiple Expansion

10 Rationale for the Transaction KPE Unitholders Opportunity for significant implied premium based on market comparables Increased liquidity through NYSE listing and expanded investor base Access to diversified and recurring asset management fee and carry streams from long-dated asset base Opportunity for significant growth from expansion of asset management business Elimination of fees and carry on KPE assets Access to ongoing cash distributions Valuation protection through CVIs KKR Increased ownership of KKR Private Equity portfolio Provides capital base to launch growth initiatives Currency provides KKR with another tool to attract and retain talent and fund acquisitions

11 Forward Looking and Illustrative Information This presentation contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. The forward-looking statements are based on KKR’s and KPE’s beliefs, assumptions and expectations of their future performance, taking into account all information currently available to them. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to KKR and KPE or are within their control. If a change occurs, KKR’s and KPE’s business, financial condition, liquidity and results of operations may vary materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to vary from the forward-looking statements: general volatility of the capital markets; changes in KKR’s and KPE’s business strategy; availability, terms and deployment of capital; changes in KKR’s compensation structure; availability of qualified personnel; changes in the asset management industry, interest rates or the general economy; increased rates of default and/or decreased recovery rates on KPE’s investments; underperformance of KKR’s investments and decreased ability to raise funds; and the degree and nature of KKR’s and KPE’s competition. Neither KKR nor KPE undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made. Without limiting the foregoing, information presented in this presentation as illustrative, including illustrative KKR returns on invested capital, are presented for illustrative purposes only using historical information and do not in any respect constitute beliefs, expectations or projections of future performance or returns. Actual future performance and returns are subject to the several events, factors and risks highlighted in the preceding paragraph, among others. Additional factors that could cause performance, returns or results to differ materially from the forward-looking statements can be found in KKR’s Registration Statement on Form S-1 (file no. 333-144335) filed with the Securities and Exchange Commission.

12 Offering Information This presentation is being made in respect of the proposed transaction involving KKR and KPE. In connection with the proposed transaction, KKR will file with the SEC an amendment to its existing Registration Statement on Form S-1 (file no. 333-144335) and will be filing other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF KPE ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus contained in the registration statement will be mailed or otherwise disseminated to the holders of KPE’s common units. Holders of KPE’s common units will be able to obtain free copies of the final prospectus (when available) and other documents filed with the SEC by KKR through the web site maintained by the SEC at www.sec.gov. Free copies of the final prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to KKR, 9 W. 57th Street, Suite 4200, New York, New York 10019 Attention: Investor Relations. IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the U.S. Internal Revenue Service, we inform you that any tax advice contained in this presentation (including any attachments) was not intended or written to be used, and cannot be used, for the purpose of (i) avoiding tax-related penalties under federal, state or local tax law or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.